TRANSACTIONS EFFECTED SINCE THE FILING OF AMENDMENT NO. 45 TO THE SCHEDULE 13D

The below transactions in the Common Stock were traded in the ordinary course on the NASDAQ Stock Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
04/16/2025	Sale	5,103	$ 27.02 (1)
05/08/2025	Sale	75,546	$ 31.76 (2)
05/08/2025	Sale	63,608	$ 32.19 (3)
05/15/2025	Sale	77,982	$ 32.55 (4)
05/15/2025	Sale	22,018	$ 33.08 (5)
05/16/2025	Sale	164,000	$ 32.66 (7)
05/20/2025	Sale	150,000	$ 32.20 (8)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Partners, LLC and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
05/08/2025	Sale	896	$ 31.98
05/15/2025	Sale	665	$ 32.77 (6)

(1) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.00 to $27.09. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.54 to $32.00. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.00 to $32.72. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.15 to $33.00. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(5) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.00 to $33.17. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(6) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.76 to $32.78 The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(7) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.50 to $32.88. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(8) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.20 to $32.38. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.